Exhibit 99.51

Volaris Reports October 2016 Traffic Results, Passenger Traffic Growth of 24%

MEXICO CITY--(BUSINESS WIRE)--November 4, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports October 2016 and year-to-date preliminary traffic results.

During October 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 16.8% year over year, in response to strong demand in its domestic and international markets. Total demand, as measured in Revenue Passenger Miles (RPMs), in October 2016 increased 21.8% year over year, reaching 1.1 billion. Volaris transported a total of 1.2 million passengers during the month, an increase of 23.6% year over year. Year-to-date, Volaris has transported over 12.2 million passengers, an increase of 26.2% year over year.

In October 2016, Volaris increased domestic and international ASMs by 17.2% and 16.1%, respectively. Network load factor for October reached 83.4%, an increase of 3.3 percentage points year over year.

During October 2016, Volaris launched one year-round international route (Mexico City – San Francisco).

The following table summarizes Volaris traffic results for the month and year-to-date.

	October 2016	October 2015	Variance	Ten months ended October 2016	Ten months ended October 2015	Variance
RPMs (in millions, scheduled & charter)
Domestic	819	677	20.9%	8,192	6,582	24.5%
International	315	254	24.1%	3,494	2,774	26.0%
Total	1,134	931	21.8%	11,686	9,356	24.9%
ASMs (in millions, scheduled & charter)
Domestic	965	823	17.2%	9,476	8,011	18.3%
International	393	339	16.1%	4,096	3,409	20.2%
Total	1,358	1,162	16.8%	13,572	11,420	18.8%
Load Factor (in %, scheduled)
Domestic	84.8%	82.2%	2.6 pp	86.4%	82.2%	4.2 pp
International	80.0%	74.9%	5.1 pp	85.3%	81.3%	4.0 pp
Total	83.4%	80.1%	3.3 pp	86.1%	81.9%	4.2 pp
Passengers (in thousands, scheduled & charter)
Domestic	997	808	23.4%	9,828	7,809	25.8%
International	219	176	24.4%	2,426	1,904	27.4%
Total	1,216	984	23.6%	12,254	9,713	26.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 159 and its fleet from four to 66 aircraft. Volaris offers more than 312 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

Volaris filed its annual report under the Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016. A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investor Relations at the email address specified below.

CONTACT:
Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net